[LETTERHEAD OF DEWEY BALLANTINE LLP]

January 4, 2005

VIA EDGAR AND BY HAND

Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C. 20549

Attention:	Jeffrey Riedler, Assistant Director
Suzanne Hayes, Branch Chief
Daniel Greenspan, Attorney-Advisor

	Re:	Request for Withdrawal of LifePoint Hospitals, Inc.
Registration Statement on Form S-4
File No. 333-119929-01
Filed on October 25, 2004

Ladies and Gentlemen:

     Pursuant to Rule 477 promulgated under the Securities Act of 1933, as amended, we hereby request, on behalf of LifePoint Hospitals, Inc. (the “Company”), that the Securities and Exchange Commission (the “Commission”) consent to the withdrawal of the Registration Statement on Form S-4 initially filed with the Commission on October 25, 2004 (File No. 333-119929) (the “Registration Statement”), effective upon the date of filing of this letter with the Commission. This request is made on behalf of the Company only, and not on behalf of Lakers Holding Corp. (“Lakers”), the co-registrant under the Registration Statement. The Company has elected not to proceed as a co-registrant under the Registration Statement due to its belief that it is unlikely that the Company will be required to issue shares of its common stock pursuant to the terms of the Agreement and Plan of Merger, dated as of August 15, 2004, by and among the Company, Lakers, Lakers Acquisition Corp., Pacers Acquisition Corp. and Province Healthcare Company. No offers or sales of the Company’s common stock have been or will be made pursuant to the Registration Statement.

     If you have any questions or comments regarding the foregoing, please do not hesitate to contact me at (212) 259-6640 or Jack S. Bodner at (212) 259-8319.

Very truly yours,

/s/ Morton A. Pierce

Morton A. Pierce

cc:	William F. Carpenter III
Howard T. Wall, III
Jack S. Bodner, Esq.
J. Vaughan Curtis, Esq.
Paul J. Nozick, Esq.